The Men’s Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072

February 10, 2014

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-3628

Attention:  Daniel F. Duchovny, Special Counsel

Re:                             Jos. A. Bank Clothiers, Inc.

Amended Schedule TO-T filed January 30, 2014 by Java Corp. and

The Men’s Wearhouse, Inc.

SEC File No. 005-55471

Soliciting Materials filed pursuant to Rule 14a-12
Filed January 30, 2014 by Java Corp. and The Men’s Wearhouse, Inc.
SEC File No. 000-23874

Dear Mr. Duchovny:

In connection with the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 3, 2014 (the “Comment Letter”) to Steven A. Seidman of Willkie Farr & Gallagher LLP, our external counsel, relating to the above referenced Amended Schedule TO-T (as the same has been and may be amended or supplemented, the “Schedule TO”) filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp., a Delaware corporation and wholly owned subsidiary of MW (the “Purchaser” and, together with MW, the “Filing Persons”), on January 30, 2014 (File No. 005-55471) and the Soliciting Materials filed pursuant to Rule 14a-12 filed by MW on January 30, 2014 (File No. 000-23874) (together with the Schedule TO, the “Filings”), the Filing Persons hereby set forth below responses to the comments of the Staff contained in the Comment Letter.  Concurrently with our submission of this letter, we are filing an amendment to the Schedule TO, and certain exhibits thereto, setting forth the changes described herein (the “TO Amendment”).

We are delivering one courtesy copy of the TO Amendment and one courtesy copy of this letter to Mr. Duchovny of the SEC’s Division of Corporation Finance, Office of Mergers and Acquisitions.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold.  To further facilitate your review, in cases where edits were made within the text of the filing, we have indicated additional text with an underline and deleted text with a strikethrough.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and amended Offer to Purchase filed as Exhibit (a)(1)(G) thereto (as amended, the “Offer to Purchase”).

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

February 10, 2014

Offer to Purchase

Conditions of the Offer, page 32

1.                                      We reissue prior comment 8.  We do not believe that adding a reasonableness standard to the referenced condition renders the condition objectively determinable.

Response:  Because the Filing Persons are satisfied that many of the circumstances that it intended to address through this condition are adequately addressed by certain other conditions set forth in the Offer to Purchase and in light of the Staff’s comment, the Filing Persons have, in the TO Amendment, revised the disclosure in Section 14 on page 32 of the Offer to Purchase to amend and restate clause (i).

2.                                      We reissue prior comment 9.  It is unclear how maintaining the language “we become aware” while adding “or would reasonable be expected to become aware” would not allow the bidders to determine the satisfaction or failure of a condition in their own offer.

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised the disclosure in Section 14 on page 33, 34 and 35 of the Offer to Purchase to amend and restate clauses (iii), (vi) and (vii).

Soliciting Materials

3.                                      Please provide us with supplemental support for your assertion that JOSB is “pursuing an alternative transaction, including a material acquisition.”

Response:  We direct the Staff to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Jos. A. Bank Clothiers, Inc. (“JOSB”) on January 17, 2014 (File No. 005-55471) (as the same has been and may be amended or supplemented, the “JOSB 14D-9”).  Page 19 of the JOSB 14D-9 states:  “The Company has been and is continuing to engage in preliminary negotiations that could result in an extraordinary transaction, including the acquisition of a business or assets from a third party that would be material to the Company.”

*              *              *              *              *

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

February 10, 2014

If you have any questions or would like further information concerning the Filing Parties responses to the Comment Letter, please do not hesitate to contact Michael Conlon, Secretary of the Board of Directors of MW, at (281) 776-7391 or Steven A. Seidman of Willkie Farr & Gallagher LLP, our external counsel, at (212) 728-8000. Thank you for your time and consideration.

The Men’s Wearhouse, Inc.

		By:	/s/ Jon W. Kimmins
Name: Jon W. Kimmins
Title: Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

Java Corp.

		By:	/s/ Jon W. Kimmins
Name: Jon W. Kimmins
Title: Executive Vice President, Treasurer and Chief Financial Officer

cc:	Steven A. Seidman
Willkie Farr & Gallagher LLP